Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

April 26, 2013

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that on April 24, 2013, after a lengthy trial, the Supreme Court of British Columbia ruled in favour of First Majestic with respect to the previously reported litigation against Hector Davila Santos (“Hector Davila”) ( not related to the Company’s Chief Operating Officer, Ramon Davila) and Minera Arroyo Del Agua, S.A. de C.V. (which subsequently became Minerales y Minas Mexicana, S.A. de C.V.).

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 26, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE – AG	April 26, 2013
TSX – FR
Frankfurt – FMV

First Majestic Receives Positive Judgment for US$89.6 in Court Litigation

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that on April 24, 2013, after a lengthy trial, the Supreme Court of British Columbia ruled in favour of First Majestic with respect to the previously reported litigation against Hector Davila Santos (“Hector Davila”) ( not related to the Company’s Chief Operating Officer, Ramon Davila) and Minera Arroyo Del Agua, S.A. de C.V. (which subsequently became Minerales y Minas Mexicana, S.A. de C.V.).

In November 2007, the Company and its wholly-owned subsidiary, First Silver Reserve Inc. (“FSR”) commenced an action against Hector Davila, the previous director, President & Chief Executive Officer of FSR. The Company alleged, among other things, that while Hector Davila held the positions of director, President and Chief Executive Officer of FSR, he violated his fiduciary duty to FSR and that subsequently, through Minera Arroyo, he acquired the Bolaños Mine from Grupo Mexico (“Grupo”) for his own personal interest. FSR became a wholly owned subsidiary of First Majestic in September 2006.

The Honourable Mr. Justice Myers concluded that the Bolaños opportunity belonged to FSR and that Hector Davila did in fact breach his fiduciary duty by acquiring the Bolaños Mine. Mr. Justice Myers calculated in his ruling a net opportunity loss in favour of First Majestic in the amount of US$89.6 million, after reducing an initial amount of US$111 million for the post-acquisition investments of Hector Davila at the Bolaños Mine and applying a 15% reduction contingency. The US$89.6 million judgment does not include pre-judgment interest or legal costs, of which a portion is recoverable, nor has the court ruled on Hector Davila’s counterclaim for, among other things, interest charges on the approximately CDN$14.250 million which has been held in Hector Davila’s lawyer’s trust account since July 2009. These issues, together with other outstanding issues, will be subsequently addressed by Mr. Justice Myers on a date to be scheduled. Under British Columbia law, Hector Davila has 30 days to appeal the April 24, 2013 judgment.

The Reasons for Judgment can be viewed on the Company's web site at www.firstmajestic.com/s/RelatedArticles until May 30, 2013. Significant excerpts from the 100 page judgment include the following:

  “For the reasons that follow, I conclude that the Bolaños opportunity belonged to First Silver and that Mr. (Hector) Davila breached the fiduciary duty he owed to First Silver”.

  “Mr. (Hector) Davila had a great deal of knowledge about Bolaños because of his prior ownership of it. First Silver was entitled to the benefit of that knowledge, especially since Mr. (Hector) Davila saw fit to have First Silver pursue it. It was not up to him to unilaterally decide to take it for himself”.

  “The only conclusion that can be reached on this evidence is that Mr. (Hector) Davila breached his fiduciary duty to First Silver by sending the April 4th (2006) letter…”

  “Factually, I do not think there was a shared assumption regarding Bolaños. Mr. (Hector) Davila did not assume that it was his opportunity; rather, he knew it was First Silver's. The following excerpt from his evidence is sufficient to show that:
Q:

So at the moment you meet with Ramon Davila at the time that meeting begins on April 3rd, 2006, it's First Silver that has the option to acquire the Bolanos property, not Hector Davila Santos personally; correct?

A:	Correct, sir.

Q:

And if -- and if you had not said anything at all about Bolanos on April 3rd, 2006, if First Majestic became the majority owner of First Silver one of the things that would be acquired, as insofar as it was the majority owner, was FSR's option to pursue the Bolanos property; correct?

A:	Correct, sir.

Q:

So you'll agree with me that when you -- you agree with me that when you met with Ramon Davila on April 3rd, 2006, its First Silver's option, not Hector Davila Santos personally; correct? We've already talked about that?

A:	Okay. Yes, sir”.
  “Turning to Mr. Neumeyer, up to the time of the closing of the share purchase agreement, he did not believe or assume that Bolaños was not First Silver's opportunity. His suspicions were raised and he intended to investigate the matter further. And if he did mistakenly believe that the opportunity was Mr. (Hector) Davila’s personally, this arose in whole or in part from Mr. (Hector) Davila having misrepresented that this was so. It cannot be the case that a defendant can raise an equitable defence based on his own misconduct”.

  “Further, the conclusion I reach from all of the evidence is that Mr. (Hector) Davila deliberately took advantage of the sale of his shares to obfuscate the dealings for Bolaños. He did this so that if First Majestic did not buy his tailings, he could then acquire Bolaños for himself under cover of the fog that inevitably occurs in a major corporate transition”.

  “I assessed the loss of First Silver at $105.4 million… Applying the 15% contingency to that results in a compensation figure of US$89.6 million”.

Keith Neumeyer, President and CEO of First Majestic, states: “We are obviously very pleased with the ruling of US$89.6 million in our favour from the BC Supreme Court. It has long been my belief that the actions of Hector Davila in early 2006, when we purchased the majority interest in FSR, were inappropriate. After a lengthy, time consuming, expensive and difficult legal process, it is gratifying to have the BC Supreme Court agree with our arguments and grant us such a large award. However, I caution shareholders that, due to the magnitude of this award, we anticipate Hector Davila will appeal this decision and there will be further legal activities in order to realize this award. It is my view that directors and officers of public companies need to be held to the highest ethical and moral standards and should be role models for industry, to assure transparency and honesty for the benefit of all the stakeholders. I would like to personally thank our legal team headed by Shapray Cramer LLP who endured countless hours over the past five years diligently presenting and arguing our case which culminated finally in a 58 day trial resulting in this outcome.”

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: additional court proceedings and the dates thereof, and recovery of judgment amounts.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.